EXHIBIT 12

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Six Months Ended	Three Months Ended
	June 30, 2006	June 30, 2006

Earnings from continuing operations before income taxes and minority interest	$1,952	$1,030

Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(30)	(15)
Dividends from less than 50% owned affiliates	48	48
Fixed charges	373	190
Interest capitalized, net of amortization	(3)	(2)

Earnings available for fixed charges	$2,340	$1,251

Fixed charges:

Interest incurred:
Interest expense	$296	$151
Capitalized interest	4	2
	300	153

Portion of rent expense deemed to represent interest factor	73	37

Fixed charges	$373	$190

Ratio of earnings to fixed charges	6.3	6.6

KRAFT FOODS INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Years Ended December 31,
	2005	2004	2003	2002	2001

Earnings from continuing operations before income taxes and minority interest	$4,116	$3,946	$5,195	$5,114	$3,280
Add (Deduct):
Equity in net earnings of less than 50% owned affiliates	(67)	(7)	(53)	(51)	(41)
Dividends from less than 50% owned affiliates	55	46	41	28	21
Fixed charges	799	828	831	1,003	1,581
Interest capitalized, net of amortization	(1)	(1)	(1)	(1)	(3)
Earnings available for fixed charges	$4,902	$4,812	$6,013	$6,093	$4,838

Fixed charges:
Interest incurred:
Interest expense	$651	$677	$678	$854	$1,452
Capitalized interest	3	2	3	4	5

	654	679	681	858	1,457
Portion of rent expense deemed to represent interest factor	145	149	150	145	124

Fixed charges	$799	$828	$831	$1,003	$1,581
Ratio of earnings to fixed charges	6.1	5.8	7.2	6.1	3.1